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July 1, 2025
VIA EDGAR
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ben Phippen, Cara Lubit, Madeleine Joy Mateo, James Lopez
Re:      FT Intermediate, Inc.
Draft Registration Statement on Form S-1
Submitted May 9, 2025
CIK No. 0002064124
Ladies and Gentlemen:
On behalf of FT Intermediate, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 6, 2025 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the draft Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.
We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

July 1, 2025

Draft Registration Statement on Form S-1
About this Prospectus, page ii
1.Please revise here and where appropriate to clarify the intended timing of the Recombination, or if it has already occurred, provide the date when you completed the Recombination.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company intends to complete the Recombination prior to the public filing and as such will provide a date as to when the Recombination is complete when the time is appropriate in a subsequent amendment.
Summary
Overview, page 1
2.We note the statement in the second paragraph that you have grown quickly and profitably, with net income of $20 million and Adjusted EBITDA of $102 million. Please balance with disclosure of your accumulated deficit and losses.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3, 133, 135, and 167–169.
3.Please revise your organizational chart on page 16 to provide quantification of the ownership interests, including identification and quantification of ownership interests of persons or entities that control each depicted entity.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18.
4.We note your references on pages 6, 12 and elsewhere to tokenized real-world assets. You also describe your plan to add them to your ATS and state that once these assets flow through Figure Connect and the corresponding securitization markets, they are expected to be traded on Figure Exchange. Please revise to specify what you mean by real-world assets and explain the process of tokenizing them. Expand your disclosure to describe the anticipated timeline and milestones for adding these assets, and clarify how you intend to monetize these activities. We also note your disclosure that you are granting Figure Exchange customers access to private company equity offered for secondary trading and bankruptcy claims created on-chain. Please further explain this service, how you grant customers access to this service, the material terms related to this service, and any distinct revenue derived from this service. State, if true, that you have not generated more than de minimis revenues from these real-world tokenization and bankruptcy-related activities. If amounts are more than de minimis, please provide approximate quantification.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14. The Company further advises the Staff that it has also included

July 1, 2025

definitions for “Real-world assets” and “Tokenized real-world assets” in the Glossary on page iii.
5.Please revise the Summary and where appropriate to clarify which of your products and servicers currently generate significant revenues. For example, please revise Our Solutions on page 3 to disclose the approximate percentages of your revenues attributed to each of the systems and activities, including LOS, Figure Connect and DART. In this regard, please disclose, if true, that a substantial majority of your revenues relate to originating and selling HELOC loans that still rely on traditional systems of record. Additionally, clarify in approximate, quantified terms the extent to which your activities, such as loan origination, do not rely solely on blockchain technology.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 170.
6.It appears that some products or services may not be fully operational or generating significant revenues. For example, we note the statement on page 8 that your goal is for YLDS to become the de-facto currency of Figure Exchange. You also refer to your growing stream of ecosystem and technology fees. Please clarify the extent to which products and services are not yet fully operational or generating revenues, and include as applicable a discussion of the anticipated timelines and impediments to achieving the stated goals.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 9, and 174–177.
7.Please revise to clarify your key products and services and minimize the use of what appear to be defined terms and industry jargon. As non-exclusive examples, we note references on page 129 and elsewhere to your “active partners,” but it is unclear how you differentiate between an active partner and other partners. Where you discuss real-world and digitally native assets, clarify what these assets are and how they differ. Where you refer to “standardized assets” and “homogenous loan origination,” please clarify what you mean.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to remove the differentiation between active partners and other partners. The Company has also included definitions for “digitally native assets,” “homogeneous loan origination,” “real-world assets,” and “standardized assets” in the Glossary on page iii.
8.As other examples of unclear business descriptions, we note the reference on page 156 to Disintermediated Lending and Borrowing, which involves “self-custody technology” and users able to “directly lend assets to borrowers within the ecosystem, effectively allowing for the monetization of assets without the need for exchange intermediation.” Are these peer to peer retail loans? How are the relevant

July 1, 2025

agreements structured and how does FT Intermediate generate revenues and incur expenses through these exchanges? As another example, please provide a step by step summary of how the Figure Connect marketplace “disintermediates the loan delivery process after origination.” Similarly please revise to summarize how MPC wallets work. In this regard, we note statements in the media suggesting that the multi-party feature enables a bankruptcy remote relationship. Please revise to clarify and use cross references as appropriate to the more detailed information you provide in the Business section.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8, 10, 14, 174–176, 179, and 181.
9.We also note the Democratized Prime product on page 154. Please revise to clarify the parties involved and mechanics for this product offering. For example, we note the Figure Markets website talks about users making an offer to “lend an asset into a lending pool.” Please clarify what a lending pool is and clarify the material terms and conditions applicable to the various parties as well as how the company generates revenue and incurs expenses with this product. Indicate, if true, that this product has not yet generated significant revenues.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 174, and 175. The Company also respectfully advises the Staff that the lending pool referenced on the Figure Markets website is better thought of as an order book that matches willing borrowers with lenders. The assets are pooled and the orchestration carried out via code but the pool is not owned and maintained by the Company. If the loan-to-value ratio of the pool rises above liquidation thresholds, the underlying assets can be sold to ensure payment obligations to the lender are met.
10.Please further describe here or elsewhere as appropriate your relationship with your partners, including the types of arrangements that govern these relationships. Additionally, please clarify your reference to loan originations throughout the registration statement to indicate whether you are referring only to loans you originated or also to loans acquired from “wholesale brokers,” loans originated by your partners, or otherwise. For example, you state on page 1 that 71% of your loan originations for the quarter ended March 31, 2025 utilized the DART platform. If this percentage includes loans originated by partners, disclose the percentage of loans originated by your partners.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 7, 134, 137, 167–168 and 174.
11.We note your disclosure on page 2 that approximately $1 billion in HELOC volume was transacted on Figure Connect from June 2024 to March 2025. We also note your disclosure on page 185 that Figure REIT purchases loans from FL LLC through Figure Connect. Please quantify the loan volume Figure REIT purchased from FL LLC on Figure Connect during the period from June 2024 to March 2025.

July 1, 2025

If material to your business, please file the Right of First Refusal to Purchase Loans Originated or Acquired by FL LLC as an exhibit.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 208 and 209.
12.You state on page 6 that your pricing structure and unit economics are designed to further incentive customers to transact on Figure Connect, as revenue received has historically exceeded costs incurred by a margin of at least 2%. Please describe your pricing structure and unit economics, and how these elements incentive your customers to transact on Figure Connect.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 173.
13.We note the statement on page 3 that paying any type of yield “would require a stablecoin to be registered as a security.” Please revise to qualify this statement given that YLDS is a security and therefore subject to certain applicable regulatory restrictions/requirements to which stablecoins are not subject. For example, we note that YLDS is not permissionless like stablecoins.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 170.
Our Solutions, page 3
14.Please briefly describe your “Figure-branded strategy” in this section so readers can place your discussion and reference to this strategy into context.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 170.
15.We note the reference on page 5 to Figure-branded loans. Please revise to clarify the difference between Figure-branded loans and the other 72% of your total loan originations.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the difference between Figure-branded loans, which comprised 23% of the Company’s total loan originations for the three months ended March 31, 2025, and Partner-branded loans, which comprised 77% of the Company’s total loan originations for the three months ended March 31, 2025, is explained on page 6 in the sections titled “Prospectus Summary—Our Solutions—Proprietary Loan Origination System—Partner-branded” and “Prospectus Summary—Our Solutions—Proprietary Loan Origination System—Figure-branded.”

July 1, 2025

Proprietary Loan Origination System, page 5
16.Please revise your disclosure on pages 5 and 152 to define “loss rates.”
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Glossary on page iii .
17.We note your disclosure that your top 10 partners contributed 52% of your origination volume. Consider including a risk factor discussing risks associated with any material concentrations. Please revise to describe the business conducted by the top 10 (e.g., by industry, size, whether banks or non-bank finance companies, any geographic concentration, etc.).
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 33, and 172.
18.We note your reference to your joint venture with Sixth Street Partners and your goals for the guarantor vehicle. Please disclose if the guarantor vehicle is currently deployed. If it is not, please disclose the status of this joint venture and clarify when you expect to deploy the guarantor vehicle, if known. Please provide similar disclosure regarding your Figure Certified program.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 14, and 173.
19.Please refer to your disclosure in the second bullet point on page 7 that many assets available for trading on Figure Exchange are expected to be available for trading only on Figure Exchange. Please revise your disclosure to identify which assets you are referring to and explain why you expect the assets to be exclusively traded on Figure Exchange.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 9, and 176.
YLDS, page 7
20.We note from your website that YLDS can be traded for Bitcoin directly on Figure Markets. Please summarize here and in your business section the mechanics of how holders of YLDS can use them. For example, identify the parties and entities involved, describe the payment flows, clarify the impact on your processes for regulatory compliance, such as account reconciliation, and indicate in quantified terms the extent to which your monetization of these activities has not contributed materially to your revenues and expenses.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 9.

July 1, 2025

21.Please advise us of how the Figure Certificate Company face amount securities are designated “YLDS.” It is unclear if this designation is registered with a third party, changeable at will or otherwise limited. It appears YLDS could be confused with a security that is listed on a national securities exchange or OTC market. Please revise to clarify.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company's subsidiary, Figure Certificate Company (“FCC”), is registered with the SEC under the Investment Company Act of 1940, as amended, as a face-amount certificate company. On February 20, 2025, FCC launched its first interest-bearing debt securities (the “Figure Certificates”), which are registered with the SEC. The Figure Certificate’s corresponding digital representation are called YLDS and are native to a public blockchain.
22.We note your disclosure here and throughout that your loan origination system and Figure Connect marketplace is expandable to broader consumer loan assets. Please more clearly describe what features make these products expandable, when you plan to expand to broader consumer loan assets and which consumer loan assets you plan to expand to, if known, and material barriers to such expansion.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 181.
23.We note references here and throughout to your assumed take rate based on your targeted pricing. Please describe how you determined the take rate and any material underlying assumptions.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 181, and 182 .
Our Growth Strategy, page 10
24.We note the statement that you envision the development of a forward market linked to underlying asset production, “similar to the operation of TBA securities in the Fannie Mae and Freddie Mac loan trading market.” To provide context and balance this statement, please revise to explain material structural and regulatory impediments to creating a TBA market.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14.
Voting Rights, page 19
25.We note the dual class capitalization and 10 votes per share for Class B shares. Please revise to further clarify the features and impact of the Class B shares. For example, identify any circumstances for mandatory conversion and any sunset

July 1, 2025

provisions that limit the lifespan of the high-vote shares; disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval; disclose any circumstances or events in which the conversion of high-vote is mandatory or optional, and any resulting impact on low-vote shareholders, including dilution.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will further update the disclosure in a subsequent amendment to the Registration Statement once final determinations have been made in terms of the structure of the Class B common stock.
Our growth depends, in part, on the success of our strategic relationships to attract potential customers, page 30
26.We note your disclosure that in some cases, you may offer consumers incentives to obtain HELOCs from you, such as gift cards. Please describe the terms of the gift cards and other incentives. For example, disclose whether they solely have cash value or are otherwise redeemable for, among other things, interests in you or your affiliates. We also note your risk factor on page 88 regarding your marketing practices. If material, please describe how the offered incentives are treated under RESPA.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 33.
A significant amount of the trading volume on Figure Exchange is derived from a relatively small number of customers, page 64
27.Please disclose the number of customers accounting for the significant amount of trading volume on Figure Exchange, and quantify the amount of trading volume contributed by these customers. Consider revising Business section to describe these relationships and any key terms or agreements governing these relationships.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68.
We hold state licenses that result in substantial costs, page 93
28.Please disclose whether you have obtained the material licenses and permits for operations you describe. In this regard, we note your disclosure that you may not currently have, and may not be able to obtain or maintain all required licenses and permits.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 98.

July 1, 2025

Business Overview, page 129
29.We note your disclosures that your process reduces the time from application to funding of a home equity loan by about 30 days and reduces the average production cost by approximately $10,500 per loan, compared to industry averages. Please enhance your disclosure, here or elsewhere as appropriate, to identify and, if possible, quantify the key features and/or processes associated with your loan origination system that have resulted in these reductions. For example, consider including a comparative presentation of your HELOC application to funding process and typical industry average process, showing what key improvements and efficiencies result in time reduction.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 5, 11, 143, 167, and 172.
30.Please revise your filing to disclose whether you paid any fees to use the Provenance blockchain. If so, quantify the fees paid for each period presented, specify to whom the fees were paid, and identify where these costs are reflected in the financial statements.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 135, 147, 168, and 209–210.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 129
31.Please revise to include a discussion of financial condition and changes in financial condition as required by Item 303(b) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 134–143 to more fully address the requirements of Item 303(b) of Regulation S-K.

32.Please revise your disclosure, where appropriate, to include the typical contractual term (i.e., maturities) and typical contractual payment terms and conditions for your HELOC product and any other significant loan products. In addition, please disclose the weighted average term and weighted average APR for these products.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 to include tabular presentation of HELOC loan characteristics that it considers significant.
Key Operating Metrics, page 130
33.Please revise your disclosure of key operating metrics to separately quantify loan origination system volume for both the Figure-branded and Partner-branded channels. In addition, please revise your disclosure, here or in your discussion of

July 1, 2025

results of operations, to quantify the fees (e.g., ecosystem and technology fees, origination fees, etc.) recognized for each channel. To the extent that changes or trends in your channels or loan products results in a material impact on your loan origination volume and/or financial results, please provide appropriate discussion and analysis explaining why such changes occurred.
Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 137 and 139-141.
Continued Expansion of our Ecosystem and Product Offerings, page 131
34.We note your disclosure that your current roster of partners includes many of the largest mortgage originators across the country. Please identify these partners and provide a summary of the material terms of your agreements with your partners, such as duration of the agreement and whether your partners have an obligation to issue a certain amount of loans via your platform.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 135, 138, and 168 to provide a summary of the material terms of the agreements with partners, including the duration of the agreements and whether partners have an obligation to issue a certain amount of loan via the Company’s platform.

The Company further advises the Staff that it has carefully considered the requirements of Item 101(c) of Regulation S-K as they relate to a description of the business of the Company. The Company has identified, and believes that it is helpful to understanding its business to know, that its current roster of partners includes many of the largest mortgage originators across the country. The Company has further concluded that the specific identity of its partners is not information material to an understanding of the business of the Company taken as a whole and therefore believes the identities of these partners need not be disclosed.

Item 101(c) of Regulation S-K sets forth the parameters of the disclosure required with respect to a description of the business conducted by the registrant and its subsidiaries, and notes that disclosure “may” include, but is not limited to, the information specified in paragraphs (c)(1)(i) through (v) of Item 101, including information with respect to the Company’s partners. Item 101 of Regulation S-K requires that “only information material to an understanding of the business taken as a whole” be disclosed.

The Company does not believe that the specific identities of its partners is material to an understanding of its business taken as a whole or necessary for investors to make an informed decision. The Company believes that the identities of its partners is of less importance to investors than the disclosure of the total revenue partners have accounted for in relation to the total originations in prior periods, as well as the number of partners. As disclosed on pages 6, 33, and 172, Partner-branded loan originations have grown from $37 million for the last twelve months ended March 31, 2022 to approximately $4 billion for the last twelve months ended March 31, 2025. For the three months ended March 31, 2025, Partner-branded loans comprised 77% of the Company’s total loan originations.

July 1, 2025

The Company’s network of partners has grown from four partners as of December 31, 2021, to 153 as of March 31, 2025, with its top 10 partners contributing 54% and 52% of its origination volume for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively.

Gain on Servicing Asset, page 134
35.We note the reference to “personal loans, mortgage loans and Figure Pay credit loans” To provide context, please quantify the approximate percentage of your loans falling under these categories as compared to your HELOC loans. Please also briefly describe the “Figure Pay credit loans.”
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 158.
Net Revenue
Ecosystem and technology fees, page 136
36.Please enhance your disclosure to describe the services that you began offering in the fourth fiscal quarter of 2023 that resulted in the additional program fee during the fiscal year ended December 31, 2024.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150.
37.Your revenue recognition policy on page F-19 states that you earn volume-based technology and processing fees based on the principal balance of each loan originated. Your disclosure on page 136, however, states that $10.1 million of the year-over-year increase in ecosystem and technology fees reflects fees earned from the purchase of certain HELOC loans, along with an increase in the platform fee rate. Please revise your disclosures to clarify whether, and if so, how, you earn fees from the purchase of HELOC loans.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150.
38.Please revise your disclosure here, or in your key operating metrics on page 130, to include the average platform fee rate for both your Figure-branded and Partner- branded products for each period presented and to explain any significant differences between these rates.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150.

July 1, 2025

Gain on sale of loans, net, page 137
39.We note that Gain on sale of loans, net represented 41% of your net revenues for the year ended December 31, 2024. We also note your disclosures (e.g., pages 133, F-16, F-17, etc.) that Gain on sale of loans, net is comprised of numerous items, including gains from sale of loans to third-party buyers; adjustments for changes in fair value; realized and unrealized gains / losses for derivative assets and liabilities, which appear to be treasury note futures; and realized and unrealized changes in fair value of marketable securities. Please revise your disclosures, for each period presented, to:
•provide, in tabular format, a disaggregation of each component of Gain on sale of loan, net; and
•separately disclose fair value adjustments recognized on loans originated and loans purchased from third-party partners for each period presented.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151.
Gain on servicing asset, net, page 137
40.We note that Gain on servicing asset, net appears to reflect the level of servicing assets retained, paydowns, and changes in fair value of existing servicing assets. To provide additional context for your discussion of period-over-period changes, please enhance your disclosures to provide, in tabular format, a breakout of the components that make up this line item for each period presented. In addition, to the extent that there are changes in valuation inputs and assumptions, expand your narrative to explain what changed and why.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151.
Operating Expenses
General and administrative, page 137
41.We note that General and administrative (“G&A”) expenses constituted 31% of your Total expenses in 2024. We also note your disclosure on page 134 that G&A has multiple components, including payroll, stock-based compensation, legal and compliance, and other items. To help readers better understand G&A’s composition and to give context for your discussion of period over period changes on page 137, please enhance your disclosures by quantifying, in tabular format, the material components of this line item for each period presented.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 152.

July 1, 2025

Servicing fees, page 137
42.Please revise your disclosure to include the weighted average servicing fee rate for each period presented.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150.
Technology and product development, page 137
43.We note that Technology and product development was about 19% of Total expenses in 2024, and that it includes numerous items, such as certain payroll, stock-based compensation, and systems and tools expenses. To allow readers to better understand the composition of this line item and to give context for your discussion of period over period changes, please enhance your disclosures by quantifying, in tabular format, the material components of this line item for each period presented.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 152.
Other income (expense), page 138
44.Please revise your disclosure to include a tabular presentation disaggregating the material components of other income (expense), accompanied by an enhanced discussion of the reasons for any material changes in these components.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 153.
Proprietary Loan Origination System, page 139
45.Please enhance your disclosure to describe and quantify any key differences in the types of fees, fee rates and various expenses associated with the Partner-branded strategy compared to the Figure-branded strategy.
Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that it does not consider differences between Figure-branded and Partner-branded loans as part of operating its business. As a result, the Company has not maintained records to describe and quantify these differences.

Warehouse Credit Facilities, page 139
46.We note your disclosure that you have, in the past, not complied with certain warehouse credit facility covenants and that these were subsequently waived by the applicable warehouse lender. Please revise your disclosure to provide a discussion of the financial covenants you did not comply with, the periods of time that this

July 1, 2025

occurred, how often you have received waivers during the periods presented, and the consequences, if any, that you experienced as a result of non-compliance.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 157.
47.Please provide further clarification of the terms and status of your warehouse facilities. For example,
•Update the disclosure for the warehouse credit facilities that have matured or are maturing in 2025;
•From page F-34, it appears there are 9 warehouse credit facilities. Please revise to reconcile; and
•We note your disclosure that you maintain warehouse credit facilities through your operating subsidiary. Please revise to identify which operating subsidiary maintains your warehouse credit facilities.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 155–157.
Business, page 148
48.We note your risk factor disclosure on page 65 that you sell a significant percentage of your loans to a concentrated number of loan purchasers. We also note the reference to “partners and loan purchasers in our loan funding program” on page 34 and elsewhere. Please revise this section, where appropriate, to discuss your relationships with and the role of these partners and loan purchasers, including any material terms or agreements governing these relationships. Provide quantified disclosure of the concentration and identify the partners and loan purchasers if material. Similarly, please revise to further clarify the role played by your wholesale brokers in originations, and include if material qualitative and quantitative disclosure regarding the concentration of wholesale brokers.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 4, 70, 135, 138, 168, and 170.
49.We note your disclosure that your loan origination system leverages automated valuation models, digital title and lien matching, and digital income verification via data aggregators. Please describe each of these leveraged elements and how they contribute to your loan origination business, and how they may differ to the legacy lending infrastructure you reference. In this regard, we note your risk factor disclosure on page 47 regarding your reliance on online notaries and that the use of out-of-state remote online notaries is a new concept that has not been tested in court. Where appropriate, provide a detailed explanation of how your products address state lien registry and records requirements. Explain to us and revise to provide a

July 1, 2025

detailed description of how your system addresses state requirements without using MERS and other standard systems.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 171.
50.We note your reference in the Risk Factor on page 57 to heightened complexity of your operations, including fiat and blockchain reconciliations and the maintenance of your internal ledger and related accounting procedures. Please further describe how you perform your fiat and blockchain reconciliations with your internal ledger, including, for example, how often you perform these reconciliations.
More broadly, please revise to clarify which of your products rely on (1) a traditional, off-chain system or record, such as a record of ownership maintained by a transfer agent, (2) a traditional, off-chain system or record, such as a record of ownership maintained by a transfer agent combined with a blockchain or other digital systems that must be reconciled to the official or off-chain record or system and (3) a blockchain or other digital system without the use of any official or off-chain system or record, such as a record of ownership maintained by a transfer agent. As a non- exclusive example, you refer to your “on-chain DART monitoring service” on page 6 and elsewhere, but it is unclear to what extent you maintain a separate record for loans and liens or if in some jurisdictions you are required to maintain off-chain records or technologies in connection with the on-chain aspects of DART. It is also unclear if DART is not used in some jurisdictions or otherwise partially used as a result of the analyses and surveys of “state and federal statutory law, case law, regulations, and regulatory guidance to determine that DART, in conjunction with our technology, constitutes a valid and effective lien,” as referenced in the Risk Factor on page 100. In this regard, please clarify what you mean by “technology” where you state that DART is used “in conjunction with our technology.”
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 61 and 105.
51.We note social media posts describing how investors “can now lend shoulder to shoulder with institutions and major hedge funds on-chain” and that there is a targeted “~8% APY by lending into a pool of real world cash flowing assets originated by figure.” Posts also talk about offering customers the ability to “turn someone else’s home equity into [their] yield.” Please advise us of these products and reconcile to your disclosures. In this regard, it is unclear which institutions and major hedge funds are involved and how this business model or product is provided to investors. We also note statements by one of your co-founders that you expect to have $1 billion a month of loans coming on-chain this summer. Please provide a

July 1, 2025

basis for the targeted APY and for the forecasted monthly volume of on-chain loans. What key assumptions are involved?
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the social media posts in question were intended to highlight the innovative nature of its HELOC pool within the Company’s democratized prime lending platform. The reference to lending “shoulder to shoulder with institutions and major hedge funds on-chain” is meant to convey the accessibility and inclusivity of our platform, allowing retail investors to participate alongside larger entities in a secure and transparent manner.

The business model is structured to provide investors with the opportunity to lend into a pool backed by real-world cash-flowing assets, specifically HELOCs, which serve as the underlying collateral.

The targeted annual percentage yield (“APY”) of approximately 8% is based on the current market conditions and the rate structure of the Company’s HELOCs, which are set at approximately 350 basis points above Secured Overnight Financial Rate (“SOFR”). The borrower, in this case the Company, who posts collateral is able to set a max borrow rate that is discoverable but not posted on the platform. It is reasonable to expect that the borrower will not accept a rate from lenders higher than the rate that the borrower earns from the underlying collateral. Through a Dutch auction process, lenders compete to offer loans to the borrower(s) making it reasonable to anticipate a return for retail lenders of approximately 8% APY.

As for the forecasted monthly volume of $1 billion in on-chain loans, this projection is based on several key assumptions, including the continued growth and adoption of blockchain technology in the lending space, the scalability of the Company’s platform, and the increasing demand for alternative lending solutions. The Company is leveraging its existing infrastructure and partnerships to achieve these targets, while remaining adaptable to market dynamics.

The Company remains committed to transparency and compliance, ensuring that all relevant terms of service and disclosures for Democratized Prime are applicable and accessible to investors. The Company appreciates the opportunity to clarify these aspects and is open to further discussions to address any additional concerns the Staff may have.

Executive Compensation, page 175
52.We note that your Chief Financial Officer commenced employment with you on December 2, 2024. Please clarify if another individual served as your Chief Financial Officer prior to this time. If so, please identify the individual and provide compensation information for the period presented.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s prior Chief Financial Officer served in such capacity March 2025. The Company respectfully advises the Staff that no compensation information for this individual is required to be included in the Registration Statement pursuant to Item

July 1, 2025

402(m)(2) of Regulation S-K, as the compensation paid to such individual during the Company’s last completed fiscal year of 2024 does not result in such individual qualifying as a named executive officer under Item 402(m)(2)(iii) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 184
53.We note your disclosure on page 141 that you lent $4.0 million to a related party in the year ended December 31, 2023. Please disclose this transaction and provide the information required by Item 404(a) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that this transaction is the Provenance Foundation term note disclosed on page 209. The Company has revised the disclosure on page 159 to specify the transaction and to add a cross reference to the disclosure on page 209.
Provenance Foundation Term Note, page 186
54.Please further describe the circumstances surrounding the issuance of the non-interest bearing term note with the Provenance Foundation. Describe the terms of the note relating to settlement via contribution of equivalent value of Hash, and how such value will be determined. Please also disclose the outstanding balance as of the latest practicable date and any amount repaid during the periods for which disclosure is provided.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 209.
Reflow Services LLC, page 186
55.Please describe the certain other transactions you engage in with Reflow, or advise.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 210 to remove the reference to certain other transactions as there were no other transactions in such time period.
Combined Consolidated Statements of Cash Flows, page F-7
56.Please revise your disclosure, where appropriate, to explain the $4.97 million other asset impairment charge, such as what was impaired and why.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-68 to describe its impairment of costs incurred in connection with its previous public offering process.

July 1, 2025

Ecosystem and Technology Fees, page F-19
57.Please revise your revenue recognition disclosure to clearly differentiate between technology offering fees and ecosystem fees.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-68–F-69 to separate the discussion of ecosystem and technology fees.
58.Please revise your disclosure to (i) clarify what you mean by “subscription” of the Technology Offering and (ii) specifically identify which fees (e.g., technology offering fees, ecosystem fees and/or program fees) are recognized using the as- invoiced practical expedient.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-68–F-69 to enhance its disclosure of revenues to add specificity of accounting application between ecosystem and technology fees. The Company notes that, while it uses the term “subscription fee,” to denote the ecosystem fees collected, the Company only earns fees on a per-loan activity basis, versus a platform access fee not specific to a loan transaction, which the Company’s partner may cancel at any time.
Software Costs, page F-21
59.We note your disclosure that during the year ended December 31, 2024, the Company recognized an impairment of $8.6 million in connection with internally-developed software. Please revise your disclosure to better describe the impaired intangible asset, the facts and circumstances leading to impairment, the method for determining impairment, and any other information necessary in evaluating the likelihood of potential future impairments. Refer to ASC 350-30-50-3.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-71 to describe its impairment of software costs.
Note 11 - Fair Value Measurements, page F-49
60.We note your disclosure that digital assets held for sale at fair value excludes digital assets held at cost that are considered intangible assets. Please revise your disclosure to identify and quantify the digital assets held at cost that are considered intangible assets and to indicate where these would be reflected on your balance sheet.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-100 to clarify the Hash held at cost presented within Digital Assets.

July 1, 2025

General
61.Please provide the basis for the below statements. Additionally, we note multiple references to “industry sources.” Please disclose the industry sources upon which you are relying.
•“[O]ur solutions produce greater efficiency and liquidity across asset classes and markets.”
•“[O]ur operational processes reduce the work effort and error rate of application and provider greater transparency and functionality for end-customers and partners.”
•“Through our platform, we have the ability to list tokenized real-world assets, which may be exclusive in the United States to Figure Exchange.”
•“We have nearly fully eliminated the impact of human error from our origination processes and the quality of loans originated on our platform[.]”
•“[I]n 2024, we were the leading originator of HELOCs among non-depository lenders[.]”
•“By deploying our modern LOS, we believe we are the first company to develop and offer a consumer-friendly HELOC product that can compete with unsecured personal loan alternative and cash-out mortgage refinance products.”
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff on a confidential basis with supplement information that provides the basis for the statements above. Please note that certain of the statements identified above have been removed from the Registration Statement. The Company further advises the Staff that it has revised pages 4, 10, 169, and 181 to disclose the industry sources upon which it is relying.
62.We note your disclosure on page 43 that you entrust the collateral for digital asset- secured loans to Anchorage Digital Bank National Association, a qualified custodian. Where appropriate, please briefly describe the terms governing your relationship with Anchorage Digital Bank National Association, as well as any related agreements. Revise or advise us why you believe this is not a material agreement under Item 601(b)(10).
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 to describe the terms governing the Company’s relationship with Anchorage Digital Bank National Association, as well as the related agreements. The Company further advises the Staff that it has reviewed its arrangement and relationship with Anchorage Digital Bank National Association, and, based on that review, believes that pursuant to Item 601(b)(10) it is not required to file its agreements with Anchorage Digital Bank National Association as material contracts because the agreements are ordinary course agreements on customary terms and are not material in amount or significance to the parties.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to

July 1, 2025

contact me at 1.212.906.1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe

of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Michael Tannenbaum, Chief Executive Officer, FT Intermediate, Inc.
Macrina Kgil, Chief Financial Officer, FT Intermediate, Inc.
Ronald Chillemi, Chief Legal Officer and Corporate Secretary, FT Intermediate, Inc.
Ian D. Schuman, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Byron B. Rooney, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP